Exhibit 99.2

CUSIP No. 98986T108	Schedule 13G	Page 1 6 of 16 Pages

ITEM 7 INFORMATION

The securities being reported on by Asia Infrastructure Investments Limited, SB First Singapore PTE Ltd. and SoftBank Corp. as parent holding companies are owned, or may be deemed to be beneficially owned, by SB Asia Pacific Investments Limited, a Cayman Islands corporation. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore PTE Ltd., the sole shareholder of which is SoftBank Corp. The securities being reported on by SB PV GP, L.P. and SB PV GP LLC as general partners are owned, or may be deemed to be beneficially owned, by SoftBank PrinceVille Investments, L.P., a Guernsey limited partnership. The general partner of SoftBank PrinceVille Investments, L.P. is SB PV GP, L.P., the general partner of which is SB PV GP LLC.